FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For May 21, 2003
Commission File Number: 0-30204
                        -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)

 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form

                        20-F [ X ] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [   ]                No  [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

     THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


Exhibit           Date               Description of Exhibit
-------           ----               ----------------------
   1            05/21/2003       IIJ Announces 4th Quarter and Full Fiscal Year
                                 2002 Results
                                 - Record quarterly and annual revenues surpass expectations - Expected continued revenue growth and positive operating margin in 2003

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                Internet Initiative Japan Inc.


Date: May 21, 2003              By: /s/  Koichi Suzuki
                                    --------------------------------
                                         Koichi Suzuki
                                         President, Chief Executive Officer and
                                         Representative Director

     EXHIBIT 1

     IIJ Announces 4th Quarter and Full Fiscal Year 2002 Results

      Record Quarterly and Annual Revenues Surpass Expectations

    TOKYO & NEW YORK--May 20, 2003--

            Expected Continued Revenue Growth and Positive
                       Operating Margin in 2003

    Internet Initiative Japan Inc. (Nasdaq:IIJI) (IIJ), one of Japan's leading Internet access and comprehensive network solutions providers, today announced its financial results for the 4th quarter and full fiscal year 2002, ending March 31, 2003 ("fiscal 2002").
    On May 21 at 9:00 am (EST), the Company will host a conference call to discuss the results and its outlook. There will be a simultaneous webcast available at www.vcall.com. A replay will also be available at the same URL.



The 4th Quarter and full fiscal year 2002 Results Summary
----------------------------------------------------------------------

4th Quarter 2002:

    Revenues totaled JPY 13 billion ($ 110 million), an increase of 7.7% compared to 4Q01 and 23.4% from 3Q02. Despite the lethargic Japanese economy, IIJ was able to maintain its steady growth, surpass guidance and achieve the highest total revenue amount in the Company's history.

    Operating loss narrowed to JPY 446 million ($ 3.8 million) from JPY 567 million in 3Q02. This compares to a profit of JPY 186 million in 4Q01. The 4Q02 results include a non-recurring expense related to the IIJ Group's move to its new headquarters in March.

    Adjusted EBITDA(1) was JPY 459 million ($ 3.9 million), a decrease of 52.6% compared to 4Q01 and an increase of 31.5% from 3Q02.

Full fiscal year 2002:

    Revenues increased to JPY 44 billion ($ 373 million), a 10.3% increase from the previous year, which was in line with our guidance.

    Operating loss was JPY 1.7 billion ($ 14 million).

    Adjusted EBITDA was JPY 1.8 billion ($ 15 million).

 Outlook:

    For the 2003 fiscal year, IIJ expects total revenues to grow by more than 10% compared to fiscal 2002. The Company also anticipates that operating margins will move into positive territory.

    IIJ expects to raise additional equity capital on June 6, 2003. We believe that the equity capital financing in a private placement will provide IIJ with the financial means to continue the implementation of its growth strategy.


 (1) Adjusted EBITDA represents operating income (loss) plus depreciation and amortization. Adjusted EBITDA is provided because it is a measure commonly used by investors to analyze and compare companies on the basis of operating performance. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for operating income, net income or cash flows from operating activities for purposes of analyzing our operating performance, financial position and cash flows. Our adjusted EBITDA is not necessarily comparable with similarly titled measures for other companies.

Note: Translations of Japanese yen amounts into US dollars are solely for the convenience of readers outside of Japan and have been made at the rate of JPY118.07 = US$1, the approximate exchange rate on March 31, 2003.
----------------------------------------------------------------------


    Overview of 4Q02 and full fiscal year 2002 Results and Business
Outlook

    Overview

    "Despite a difficult economic climate in fiscal 2002, IIJ has continued to implement its strategy for achieving greater shareholder value," said Koichi Suzuki, President and CEO of IIJ. "Our strategy for the Japanese corporate market has been validated with the addition of several large-scale contracts, including the Ricoh Group, and we have achieved a record level of revenues. In fiscal 2002, we invested heavily in new services that will enable us to increase overall revenues in fiscal 2003 and beyond. We also worked hard to control our international and domestic backbone expenses through contract renegotiations and the rationalization of our infrastructure; we expect the full benefit of these efforts to generate significant cost reductions in 2003 and beyond. Furthermore, we believe that the recent establishment of our Network Integration Division will increase our penetration in the corporate sector, stimulate corporate network outsourcing demand and help improve our cross-selling efforts. Finally, we will soon complete a capital increase that will strengthen the Company's financial base. We are confident that these measures and our increased focus on high margin products will position IIJ for operating and financial success in 2003."

    Operating Profitability

    IIJ's revenues for the fourth quarter were the highest in IIJ's history and surpassed the Company's guidance. Despite the non-recurring expenses that were caused by the move to the new headquarters in March, the operating loss in the fourth quarter improved from the previous quarter's loss, but was worse than the operating profit achieved in the same quarter of the previous fiscal year. The moving expenses are considered an operating cost under US GAAP.
    Revenue from the full 2002 fiscal year also marked the highest annual amount in the company's history. "Unfortunately, this was not sufficient to deliver a full year operating profit. An increase in certain connectivity services revenues was not sufficient to offset a loss of connectivity service revenues. This was the result of contract cancellations by the telecom service arm of regional electric power company and by the shift of several smaller corporate clients from the IIJ T1 Standard Service and the IIJ Economy Service to cheaper services. We do not expect a repeat of such revenue losses and we believe that we will continue to expand our connectivity revenues as has been the case for many years. To make up for the loss of revenues, IIJ launched the OEM service through the CDN (Content Delivery Network) platform and IIJ VPN Standard, a VPN (Virtual Private Network) service in the fiscal 2002 year. Though it will take some time to acquire new customers, we believe that these new services will contribute to make IIJ more profitable in fiscal year 2003. We expect total revenues to grow by more than 10% compared to fiscal 2002," said Yasuhiro Nishi, CFO of IIJ. In addition, we expect to continue to increase the number of CATV customers. About fifty CATV operators were connected to IIJ, which represents more than 60% of Japan's CATV Internet market in the 2002 fiscal year.

    Capital Improvement Plan

    IIJ is planning to issue 8,400 new shares of common stock at a price of JPY418,200 in a private placement to third parties. The subscription and payment date for the new shares is expected to be June 6, 2003. We believe that the capital improvement will secure the financial means to allow IIJ to continue the implementation of its growth strategy. "Demonstrating a significant vote of confidence in IIJ's strategy, several major Japanese institutions will increase their financial commitment to IIJ while others will contribute capital for the first time," commented Yasuhiro Nishi. Details for the plan will be announced when finalized.

    Strategies for Enterprise Markets

    IIJ's focus on the enterprise market, which is based on the Company's Systems Integration(SI) business and is further supported by company-wide cross-selling efforts, contributed to the Company's steady growth in fiscal year 2002. Revenue from the SI business increased 33% sequentially as a result of strong demand for network solutions, equipment sales that were directed to the enterprise market.

    Cross-selling

    IIJ has continued to successfully cross-sell its Value-added, Systems Integration and Data Center Services to existing users of its Dedicated Access Services. "With a strategic marketing focus on Data Center Services and a base of 6,000 corporate customers that value the quality of our technology and support services, IIJ is well positioned to further increase our cross-selling rates in 2003," said Yasuhiro Nishi, CFO of IIJ. In fiscal year 2002, revenues from IIJ's top 150 customers accounted for approximately half of the Company's total revenues. Cross-selling rates for these customers in fiscal 2002 year are detailed in the following table.

    Approximate Cross-selling rates among Top 150 Customers in fiscal
2002

    The following table shows the percentage of Dedicated Access
Service customers who also use our Value-added Service, our System Integrations Service and our Data Center Service.



                               Value-added     System    Data Center
                                  Service    Integration    Service
----------------------------------------------------------------------
Dedicated Access Service        2001   2002   2001  2002  2001   2002
                              ----------------------------------------
                                69.7%  70.6%  49.2% 58.2% 30.4%  35.3%
----------------------------------------------------------------------


    Change in the Organizational Structure

    In an effort to continuously maintain our competitive advantage, IIJ brought together parts of IIJ, Crosswave Communications, IIJ Technology and NetCare in order to create a new division called the "Network Integration (NI) Division," as of April 1, 2003. This division groups all technology and information platforms, from the planning and development to the maintenance and operation of various services. This division will make it possible to rapidly respond to demand in the construction of network communication systems for enterprises.

    Status of Overview and Business Outlook

    This Overview and Business Outlook contains forward-looking statements and projections, such as statements regarding future total revenues and operating profitability, that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, but are not limited to, the factors noted at the end of this release and to the risk factors and other information contained in IIJ's filings on Form 20-F and Form 6-K, as well as other filings and documents furnished to the Securities and Exchange Commission. IIJ plans to keep this press release publicly available on its Web site (www.iij.ad.jp), but may discontinue this practice at any time.

    4th Quarter and full fiscal year 2002 Operating Highlights

    Large-Scale Contracts

    Several major Japanese companies awarded large-scale contracts to IIJ during the 4th quarter, including the Ricoh Group and Japan Leisure Channel. In February 2003, IIJ won a large-scale outsourcing contract for email gateway solutions, "IIJ Mail Gateway service," from the Ricoh Group, one of the world's leading suppliers of office automation equipment. In March, the Japan Leisure Channel Co. Ltd.
(JLC) chose the IIJ Group to build and operate a large-scale broadband motorboat racing site called "Kyotei B.B." where IIJ "CDN JAPAN" service has been utilized.
    Additionally, IIJ launched "IIJ Web Gateway Service," a new security service that will be provided in cooperation with IIJ Technology Inc. (IIJ-Tech), our 64.1% owned subsidiary. The service meets a variety of enterprise needs by providing proxy-caching server operation and management functions that boost Web access efficiency.

    Service Development

    IIJ has continued to develop new services. In 4Q02, IIJ developed the IIJ SEIL Management Framework system (IIJ SMF), the world's first network service operating system that enables corporations to substantially automate network configuration, and realize "plug-n-join" network services to control all networking processes, including network construction and operation. Customers can enjoy large cost reductions for the construction of network configurations by using this system. In addition, IIJ recently launched a new outsourcing solution of web-access filtering, "IIJ URL Filtering Service," to enable corporate customers to block access from their internal network to undesirable web sites in order to improve their productivity. IIJ's subsidiary, Net Care, Inc., launched a new IP (Internet Protocol) telephony solution service for enterprises. The new service provides a comprehensive VoIP (Voice over IP) solution that seamlessly integrates the operation of telephone and data networks. The service includes consulting, equipment selection, system construction and implementation, supervision, operation and maintenance.

    Data Center

    In January 2003, Crosswave Communications Inc. (a company which IIJ owns 37.9%) opened new data centers in Yokohama and Saitama. Unlike conventional data centers, these two new data centers offer a full range of integrated network and SI (Systems Integration) services that use the IIJ Group's extensive range of network, system and engineering resources. The two new data centers are linked to other IIJ Group data centers nationwide, which help in dispersing capacity while providing further system back-up.

    Network Infrastructure Development

    In 4Q02, IIJ increased the capacity of seven of its domestic backbone network lines. IIJ also upgraded its US backbone network that runs between Los Angeles, California and Ashburn, Virginia.

    R&D (IPv6)

    In March 2003, IIJ launched a new IPv6 (Internet Protocol Version
6) service called "IPv6 Gateway Service". The new service will target leading companies in a variety of different industries. Besides offering IPv6 connectivity through IIJ's network, the service provides approximately 3 x 10 to the 26th power IP addresses (a block of /40) per contract, which enables customers to roll out their own IPv6 services by assigning an IP address to each of their products or services. Hitachi Ltd. has already contracted this service from IIJ.

    Appointment of IIJ Engineers as IESG & IAB Members

    In March 2003, two of IIJ's engineers were appointed as Members of IESG* (Internet Engineering Steering Group) and IAB* (Internet Architecture Board). Mr. Randy Bush, Chief Scientist of IIJ America, has become a Member and Area Director of IESG and is responsible for the Operations & Management area. Dr. Jun-ichiro Itojun Hagino, a senior researcher in the IIJ Laboratory, is serving as a Member of IAB. The assignments are two-year terms and are effective from March 2003 until February 2005.

    *IESG and IAB are organizations which are part of the IETF(Internet Engineering Task Force), which is a large open international community of network designers, operators, vendors, and researchers who are concerned with the evolution of the Internet's architecture and the smooth overall operation of the Internet. The IETF activities are grouped into eight areas, which are administered by the IESG Area Directors. The IAB is an international organization that provides architectural oversight and adjudicates appeals of complaints.

    4th Quarter of FY2002 Financial Results

    Revenues

    Revenue in 4Q02 totaled JPY13,036 million, an increase of 7.7% compared to 4Q01, and an increase of 23.4% compared to 3Q02.
    Connectivity and value-added services revenue was JPY5,419 million in 4Q02, a decrease of 7.3% compared to 4Q01 and a decrease of 2.6% compared to 3Q02.
    Dedicated access services revenues were JPY3,341 million in 4Q02, a decrease of 8.3% compared to 4Q01 and a decrease of 1.8% compared to 3Q02. The decrease in year-over-year comparison was mainly due to the cancellation by the telecom service arm of a regional electric power company, but in sequential comparison, the downward trend in dedicated access services is being compensated by the rapid revenue growth of IIJ FiberAccess/F service(10-100Mbps) and the steady growth of Data center connectivity service.
    Dial-up access service revenues were JPY765 million in 4Q02, a decrease of 9.4% compared to 4Q01 and a decrease of 1.4% compared to 3Q02. The revenues of IIJ's various OEM services, which include NTT's regional L-mode service and other network services that use the CDN platform, increased steadily, which offset the decline of IIJ4U service and other dial-up services for corporate customers.
    Value-added services revenues increased 13.2% to JPY931 million in 4Q02 compared to 4Q01 and 2.0% compared to 3Q02. These increases were mainly due to the revenue growth of security related services.
    Systems integration service revenues decreased 8.0% to JPY4,905 million in 4Q02 compared to 4Q01, but increased 33.2% compared to 3Q02.
    Equipment sales revenues were JPY2,712 million in 4Q02, an increase of 190.4% compared to 4Q01 and an increase of 105.7% compared to 3Q02. These revenues included sales of network equipment for the educational industries and governmental agencies, which we expect to develop as significant clients for our SI business.




Table 1. Number of Contracts

Internet Access Services                             4Q02  3Q02  4Q01
======================================================================
IP Service                  64kbps - 128kbps          112   130   142
----------------------------------------------------------------------
                            192kbps - 768kbps          35    37    42
----------------------------------------------------------------------
                            1Mbps - 2Mbps             268   279   270
----------------------------------------------------------------------
                            3Mbps - 1.2Gbps           248   212   156
----------------------------------------------------------------------
Internet Data Center Connectivity Services(2)         156   139   110
----------------------------------------------------------------------
Others(3)                                           4,489 3,922 2,900
======================================================================
Total Dedicated Access Services Contracts           5,308 4,719 3,620
                                                                ======
(2) The figures of Internet data center connectivity services do not include contracts for data center housing services.

(3) Others include, IIJ FiberAccess/F, IIJ Ethernet Standard, IIJ DSL/F, IIJT1 Standard and IIJ Economy.
----------------------------------------------------------------------


IIJ4U (dialup services for individuals)        79,464  82,193  89,213
----------------------------------------------------------------------
Others                                        450,320 370,543 171,363
======================================================================
Total Dial-up Access Services Contracts       529,784 452,736 260,576
======================================================================





Table 2. Revenue Breakdown in Dedicated Access Services
                                                     (JPY in millions)
                                                   4Q02   3Q02  4Q01
----------------------------------------------------------------------
Total IP Service + DC connectivity                 2,518 2,548  2,651
----------------------------------------------------------------------
Others                                               823   856    992
----------------------------------------------------------------------





Table 3. Contracted Bandwidth             (Unit: Giga bits per second)

                                                      4Q02 3Q02  4Q01
----------------------------------------------------------------------
Dedicated Access Services                             32.1 23.3   9.4
----------------------------------------------------------------------
Internet Data Center Connectivity Service              9.9  7.0   2.0
======================================================================
Total Contracted Bandwidth                            42.0 30.3  11.4
======================================================================


    Cost and expenses

    Cost of total revenues was JPY11,919 million in 4Q02, an increase of 11.3% compared to 4Q01, and an increase of 24.1% compared to 3Q02.

    Backbone Costs

    International backbone costs were JPY315 million, a decrease of 28.8% compared to 4Q01 and a decrease of 27.0% compared to 3Q02.
    Domestic backbone costs were JPY1,075 million, an increase of 28.6% compared to 4Q01 and an increase of 19.2% compared to 3Q02. These increases were a result of an increase in connection fees with NTT's regional access networks (FLET'S).




Table 4. Backbone Costs                             (JPY in millions)

                                                     4Q02  3Q02  4Q01
----------------------------------------------------------------------
International Backbone Costs                          315   432   443
----------------------------------------------------------------------
Domestic Backbone Costs                             1,075   902   836
----------------------------------------------------------------------


    Cost of SI (Systems Integration) revenues

    Cost of SI revenues was JPY 4,248 million in 4Q02, a decrease of 10.3% compared to 4Q01 and an increase of 33.9% compared to 3Q02. The gross margin ratio for SI improved to 13.4% in 4Q02 compared to 11.2% in 4Q01, and was almost flat compared to 3Q02.

    Sales and Marketing Expenses

    Sales and marketing expenses were JPY789 million in 4Q02, an increase of 5.5% compared to 4Q01 and a decrease of 11.8% compared to 3Q02.

    General and administrative expenses

    General and administrative expenses were JPY662 million in 4Q02, an increase of 37.7% compared to 4Q01 and an increase of 29.3%
compared to 3Q02. General and administrative expenses for 4Q02 included the cost of the move to new office.

    Operating loss

    The operating loss was JPY446 million in 4Q02 as compared to the operating income of JPY186 million in 4Q01 and a loss of JPY567 million in 3Q02. The operating loss for 4Q02, net of the cost of the move to the new headquarters, improved considerably from the previous quarter due mainly to the steady growth of our SI business. The operating income (loss)-to-revenue ratio for 4Q02 was (-)3.4%, compared to 1.5% in 4Q01, and to (-)5.4% in 3Q02.

    Other expenses

    Other expenses for 4Q02 were JPY360 million, compared to JPY338 million in 4Q01 and JPY228 million in 3Q02. Other expenses for 4Q02 were mainly composed of a JPY175 million impairment loss on certain equity security investments and a JPY190 million interest payment.

    Equity in net loss of equity method investees

    Equity in net loss of equity method investees amounted to JPY1,254 million in 4Q02, compared to JPY1,647 million in 4Q01, and JPY1,375 million in 3Q02. This is mostly attributed to the equity loss in Crosswave.

    Net loss

    Net loss was JPY2,137 million in 4Q02, compared to JPY1,667 million in 4Q01 and JPY2,266 million in 3Q02. Basic net loss per ADS equivalent was JPY(-)47.52 in 4Q02, compared to JPY(-)37.07 in 4Q01 and JPY(-)50.40 in 3Q02.




Table 5. Other Financial Statistics                  (JPY in millions)

                                                     4Q02  3Q02  4Q01
----------------------------------------------------------------------
Adjusted EBITDA                                       459   349   968
----------------------------------------------------------------------
CAPEX, including capitalized leases                   936  1519   913
----------------------------------------------------------------------
Depreciation and amortization                         933   943   812
----------------------------------------------------------------------


    Reconciliation of Non-GAAP Financial Measures

    The following table summarizes the reconciliation of adjusted
EBITDA to operating income (loss) per the consolidated statements of operations prepared and presented in accordance with the U.S.
generally accepted accounting principles in Appendices 1 and 2:




(JPY in millions)
                                     4Q02   3Q02  4Q01  FY2002 FY2001
----------------------------------------------------------------------
Adjusted EBITDA                        459   349    968  1,799  2,960
----------------------------------------------------------------------
Depreciation and amortization(4)      -905  -916   -782 -3,470 -2,906
----------------------------------------------------------------------
Operating income(loss)                -446  -567    186 -1,671     54
----------------------------------------------------------------------


    (4) Depreciation and amortization excludes amortization of issuance cost of convertible notes and of goodwill that were presented as other expenses.

    The following table summarizes the reconciliation of capital expenditures to purchase of property and equipment per the consolidated statements of cash flows prepared and presented in accordance with the U.S. generally accepted accounting principles in Appendices 4 and 5:




(JPY in millions)

                                                      4Q02  3Q02 4Q01
----------------------------------------------------------------------
Capital expenditures                                   936 1,519  913
----------------------------------------------------------------------
Acquisition of assets by entering into capital leases  772 1,014  411
----------------------------------------------------------------------
Purchase of property and equipment                     164   505  502
----------------------------------------------------------------------


    Company Information

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI) is Japan's leading Internet-access and comprehensive network solutions provider. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. Services range from the delivery of new generation network services over an optical-fiber infrastructure that is optimized for data communications, to the construction of pan-Asian IP backbone networks. The company also offers high-quality systems integration and security services, internet access, hosting/housing, and content design.

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding 4Q02 and fiscal year 2002 total revenues and operating profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's expectation that net losses will continue; IIJ's ability to raise additional capital to cover its accumulated deficit; IIJ's ability to continue to increase subscribers to its connectivity services, particularly at higher bandwidths; IIJ's ability to generate significant revenues from its other services such as systems integration; the success of IIJ's investments in Crosswave; the ability to compete in a rapidly evolving and competitive marketplace; the impact of technological changes in its industry; and other risks referred to from time to time in IIJ's filings on Form 20F of its annual report and other filings with the United States Securities and Exchange Commission.

                         INTERNET INITIATIVE JAPAN INC.          Appendix 1
                         ------------------------------
               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
               -------------------------------------------------
     For the Three Months Ended Mar 31, 2003, Mar 31, 2002 and Dec 31, 2002
      (Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)
                     Except for Per Share and ADS Data) (1)


                                                  Year-over-year Comparison                     Sequential Comparison
                                          Mar 31, 2003                  Mar 31, 2002                Dec 31, 2002
                                  ----------------------------- ---------------------------- ---------------------------
                                                         % of                 % of                         % of
                                                        Total                Total     YOY                Total    QOQ
                                  USD (1)      JPY     Revenues     JPY     Revenues  Chg %      JPY     Revenues Chg %
                                  -------- ----------- -------- ----------- -------- ------- ----------- -------- ------
Revenues:
      Connectivity and value-added
       services:
      Dedicated access services(2) 28,299   3,341,255     25.6%  3,643,141     30.1%  (8.3%)  3,404,016     32.2% (1.8%)
      Dial-up access services       6,479     764,958      5.9     844,279      7.0    (9.4)    776,173      7.4   (1.4)
      Value-added services(2)       7,888     931,399      7.2     823,137      6.8    13.2     913,152      8.6    2.0
      Other                         3,229     381,206      2.9     533,191      4.4   (28.5)    467,629      4.4  (18.5)
                                  -------- ----------- -------- ----------- -------- ------- ----------- -------- ------
         Total connectivity and
          value-added services     45,895   5,418,818     41.6   5,843,748     48.3    (7.3)  5,560,970     52.6   (2.6)

      Systems integration revenues 41,547   4,905,429     37.6   5,331,986     44.0    (8.0)  3,683,978     34.9   33.2
      Equipment sales              22,971   2,712,192     20.8     934,040      7.7   190.4   1,318,630     12.5  105.7
                                  -------- ----------- -------- ----------- -------- ------- ----------- -------- ------
                Total revenues    110,413  13,036,439    100.0  12,109,774    100.0     7.7  10,563,578    100.0   23.4
                                  -------- ----------- -------- ----------- -------- ------- ----------- -------- ------

Costs and expenses:
Cost of connectivity and value-
 added services                    42,630   5,033,266     38.6   5,110,291     42.2    (1.5)  5,179,920     49.0   (2.8)
Cost of systems integration
 revenues                          35,976   4,247,690     32.6   4,734,363     39.1   (10.3)  3,173,211     30.0   33.9
Cost of equipment sales            22,345   2,638,334     20.2     865,354      7.1   204.9   1,254,073     11.9  110.4
                                  -------- ----------- -------- ----------- -------- ------- ----------- -------- ------
                Total costs       100,951  11,919,290     91.4  10,710,008     88.4    11.3   9,607,204     90.9   24.1

Sales and marketing                 6,684     789,234      6.0     665,204      5.5    18.6     894,340      8.5  (11.8)
General and administrative          5,603     661,502      5.1     480,376      4.0    37.7     511,604      4.9   29.3
Research and development              956     112,845      0.9      68,090      0.6    65.7     116,950      1.1   (3.5)
                                  -------- ----------- -------- ----------- -------- ------- ----------- -------- ------
                Total costs and
                 expenses         114,194  13,482,871    103.4  11,923,678     98.5    13.1  11,130,098    105.4   21.1

                                  -------- ----------- -------- ----------- -------- ------- ----------- -------- ------
Operating income (loss)            (3,781)   (446,432)    (3.4)    186,096      1.5  (339.9)   (566,520)    (5.4) (21.2)
                                  -------- ----------- -------- ----------- -------- ------- ----------- -------- ------

Other expenses                     (3,052)   (360,292)    (2.8)   (337,694)    (2.8)    6.7    (228,058)    (2.1)  58.0

                                  -------- ----------- -------- ----------- -------- ------- ----------- -------- ------
Loss before income tax
 expense(benefit)                  (6,833)   (806,724)    (6.2)   (151,598)    (1.3)  432.1    (794,578)    (7.5)   1.5
                                  -------- ----------- -------- ----------- -------- ------- ----------- -------- ------

Income tax expense(benefit)           823      97,256      0.8    (140,381)    (1.2) (169.3)    137,936      1.3  (29.5)
Minority interests in consolidated
 subsidiaries                         181      21,342      0.2      (8,849)    (0.1) (341.2)     41,813      0.4  (49.0)
Equity in net loss of equity
 method investees                 (10,620) (1,253,875)    (9.6) (1,646,603)   (13.6)  (23.9) (1,375,338)   (13.0)  (8.8)

                                  -------- ----------- -------- ----------- -------- ------- ----------- -------- ------
Net loss                          (18,095) (2,136,513)  (16.4%) (1,666,669)  (13.8%)   28.2% (2,266,039)  (21.4%) (5.7%)
                                  ======== =========== ======== =========== ======== ======= =========== ======== ======

Basic Net Loss Per Share                      (95,041)             (74,140)                    (100,802)
Basic Net Loss Per ADS Equivalent              (47.52)              (37.07)                      (50.40)
Weighted Average Number of Shares              22,480               22,480                       22,480
Weighted Average Number of ADS
 Equivalents                               44,960,000           44,960,000                   44,960,000


Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Mar 31, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 118.07 =$1, the approximate rate of exchange on Mar 31, 2003.

Note (2): IIJ datacenter connectivity services revenues have been reclassified from value added services revenues into dedicated access services revenues since the 1st quarter of FY2002. The 4th quarter of FY2001 presented has been reclassified to conform to the current presentation and such reclassification resulted in an increase of dedicated access services revenues by Y257,599, as compared to the previous classification method.

                         INTERNET INITIATIVE JAPAN INC.            Appendix 2
                         ------------------------------
               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
               -------------------------------------------------
                For the Years Ended Dec 31, 2003 and Mar 31, 2002
      (Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)
                     Except for Per Share and ADS Data) (1)


                                                                 Year-over-year Comparison
                                                     Mar 31, 2003                          Mar 31, 2002
                                           ---------------------------------      -------------------------------
                                                                     % of                        % of
                                                                    Total                       Total      YoY
                                            USD (1)       JPY      Revenues           JPY      Revenues   Chg %
                                           ---------- ----------- ----------      ------------ -------- ---------
Revenues:
      Connectivity and value-added
       services:
      Dedicated access services(2)           117,007  13,814,977       31.4%       14,303,342     35.8%    (3.4%)
      Dial-up access services                 26,723   3,155,137        7.2         3,644,091      9.1     (13.4)
      Value-added services(2)                 30,514   3,602,847        8.2         3,099,791      7.8      16.2
      Other                                   14,616   1,725,736        3.9         1,667,986      4.2       3.5
                                           ---------- ----------- ----------      ------------ -------- ---------
            Total connectivity and value-
             added services                  188,860  22,298,697       50.7        22,715,210     56.9      (1.8)

      Systems integration revenues           127,150  15,012,633       34.1        14,355,325     36.0       4.6
      Equipment sales                         56,799   6,706,231       15.2         2,834,078      7.1     136.6
                                           ---------- ----------- ----------      ------------ -------- ---------
                              Total
                               revenues      372,809  44,017,561      100.0        39,904,613    100.0      10.3
                                           ---------- ----------- ----------      ------------ -------- ---------

Costs and expenses:
Cost of connectivity and value-added
 services                                    172,668  20,386,887       46.3        19,799,402     49.6       3.0
Cost of systems integration revenues         110,868  13,090,220       29.7        12,314,158     30.9       6.3
Cost of other equipment sales                 54,345   6,416,525       14.6         2,540,089      6.4     152.6
                                           ---------- ----------- ----------      ------------ -------- ---------
                Total costs                  337,881  39,893,632       90.6        34,653,649     86.9      15.1

Sales and marketing                           26,901   3,176,165        7.2         3,038,412      7.6       4.5
General and administrative                    18,671   2,204,504        5.0         1,839,525      4.6      19.8
Research and development                       3,508     414,149        1.0           319,370      0.8      29.7
                                           ---------- ----------- ----------      ------------ -------- ---------
         Total costs and expenses            386,961  45,688,450      103.8        39,850,956     99.9      14.6

                                           ---------- ----------- ----------      ------------ -------- ---------
Operating income(loss)                       (14,152) (1,670,889)      (3.8)           53,657      0.1  (3,214.0)
                                           ---------- ----------- ----------      ------------ -------- ---------

Other expenses                               (10,751) (1,269,433)      (2.9)         (943,142)    (2.3)     34.6

                                           ---------- ----------- ----------      ------------ -------- ---------
Loss before income tax expense               (24,903) (2,940,322)      (6.7)         (889,485)    (2.2)    230.6
                                           ---------- ----------- ----------      ------------ -------- ---------

Income tax expense                             7,719     911,365        2.1         1,099,035      2.8     (17.1)
Minority interests in consolidated
 subsidiaries                                  1,298     153,251        0.4            24,467      0.1     526.4
Equity in net loss of affiliated companies   (47,644) (5,625,299)     (12.8)       (5,482,082)   (13.8)      2.6

                                           ---------- ----------- ----------      ------------ -------- ---------
Net loss                                     (78,968) (9,323,735)    (21.2%)       (7,446,135)  (18.7%)     25.2%
                                           ========== =========== ==========      ============ ======== =========

Basic Net Loss Per Share                                (414,757)                    (331,234)
Basic Net Loss Per ADS Equivalent                        (207.38)                     (165.62)
Weighted Average Number of Shares                         22,480                       22,480
Weighted Average Number of ADS Equivalents            44,960,000                   44,960,000



Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the year ended Mar 31, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 118.07 =$1, the approximate rate of exchange on Mar 31, 2003.
Note (2): IIJ datacenter connectivity services revenues have been reclassified from value added services revenues into dedicated access services revenues since the 1st quarter of FY2002. The 4th quarter of FY2001 presented has been reclassified to conform to the current presentation and such reclassification resulted in an increase of dedicated access services revenues by Y761,362, as compared to the previous classification method.


                         INTERNET INITIATIVE JAPAN INC.              Appendix 3
                         ------------------------------
                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                    ---------------------------------------
          As of Mar 31, 2003, Mar 31, 2002 and Dec 31, 2002
(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)) (1)


                                                           Mar 31, 2003             Mar 31, 2002        Dec 31, 2002
                                                   ----------------------------- ------------------- -------------------
                                                    USD (1)      JPY           %     JPY           %     JPY           %
                                                   --------- ------------ ------ ------------ ------ ------------ ------
ASSETS
--------------------------------------------------
Current Assets:
Cash                                                 30,392    3,588,352    9.2%  11,045,919   24.4%   4,270,613   11.4%
Accounts receivable, net                             86,839   10,253,096   26.1    8,981,912   19.9    7,305,169   19.5
Inventories                                           3,537      417,666    1.1      620,409    1.4      813,863    2.2
Prepaid expenses                                      4,781      564,501    1.4      416,945    0.9      882,854    2.4
Other current assets                                  7,901      932,873    2.4      143,798    0.3      135,828    0.4

                                                   --------- ------------ ------ ------------ ------ ------------ ------
            Total current assets                    133,450   15,756,488   40.2   21,208,983   46.9   13,408,327   35.9

Investments in and Advances to Equity Method
 Investees                                           27,704    3,271,032    8.3    8,854,028   19.6    4,522,602   12.1
Other Investments                                    25,749    3,040,189    7.8    5,406,065   11.9    3,461,695    9.2
Property and Equipment, net                          77,510    9,151,572   23.3    7,755,426   17.1    8,898,123   23.8
Restricted Cash                                      42,348    5,000,000   12.8            0    0.0    5,000,000   13.4
Guarantee Deposits                                   18,681    2,205,652    5.6    1,266,055    2.8    1,369,596    3.7
Other Assets                                          6,729      794,455    2.0      772,226    1.7      699,998    1.9

                                                   --------- ------------ ------ ------------ ------ ------------ ------
            Total assets                            332,171   39,219,388  100.0%  45,262,783  100.0%  37,360,341  100.0%
                                                   ========= ============ ====== ============ ====== ============ ======

LIABILITIES AND
--------------------------------------------------
               SHAREHOLDERS' EQUITY
--------------------------------------------------
Current Liabilities:
Short-term borrowings                                40,854    4,823,599   12.3%   3,820,232    8.4%   4,510,000   12.1%
Accounts payable                                     71,196    8,406,170   21.4    7,085,579   15.7    5,852,779   15.7
Accrued expenses                                      3,299      389,495    1.0      247,606    0.5      364,366    1.0
Other current liabilities                             4,675      551,985    1.4      506,797    1.1      570,719    1.5
Long-term borrowings-current portion                 16,462    1,943,735    5.0    1,400,000    3.1    1,200,000    3.2
Capital lease obligations-current portion            23,007    2,716,386    6.9    1,973,769    4.4    2,424,701    6.5

                                                   --------- ------------ ------ ------------ ------ ------------ ------
            Total current liabilities               159,493   18,831,370   48.0   15,033,983   33.2   14,922,565   40.0

Long-term Borrowings                                 29,273    3,456,265    8.8    3,400,000    7.5    3,400,000    9.1
Convertible Notes                                   127,043   15,000,000   38.2   15,000,000   33.2   15,000,000   40.1
Capital Lease Obligations-Noncurrent                 30,793    3,635,780    9.3    2,861,556    6.3    3,463,132    9.3
Accrued Retirement and Pension Costs                    683       80,601    0.2      100,841    0.2       75,047    0.2
Other Noncurrent Liabilities                          1,569      185,201    0.5      108,376    0.2      184,847    0.5

                                                   --------- ------------ ------ ------------ ------ ------------ ------
            Total liabilities                       348,854   41,189,217  105.0   36,504,756   80.6   37,045,591   99.2
                                                   --------- ------------ ------ ------------ ------ ------------ ------

Minority Interest                                     7,449      879,495    2.3    1,032,746    2.3      900,837    2.4
                                                   --------- ------------ ------ ------------ ------ ------------ ------

Shareholders' Equity:
Common stock                                         59,984    7,082,336   18.1    7,082,336   15.7    7,082,336   18.9
Additional paid-in capital                          144,561   17,068,353   43.5   17,068,353   37.7   17,068,353   45.7
Accumulated deficit                                (233,185) (27,532,204) (70.2) (18,208,469) (40.2) (25,395,691) (68.0)
Accumulated other comprehensive income                4,508      532,191    1.3    1,783,061    3.9      658,915    1.8

                                                   --------- ------------ ------ ------------ ------ ------------ ------
            Total shareholders' equity              (24,132)  (2,849,324)  (7.3)   7,725,281   17.1     (586,087)  (1.6)

                                                   --------- ------------ ------ ------------ ------ ------------ ------
            Total liabilities and shareholders'
             equity                                 332,171   39,219,388  100.0%  45,262,783  100.0%  37,360,341  100.0%
                                                   ========= ============ ====== ============ ====== ============ ======



Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to Mar 31, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY118.07 =$1, the approximate rate of exchange on Mar 31, 2003.

                         INTERNET INITIATIVE JAPAN INC.              Appendix 4
                         ------------------------------
           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
           -----------------------------------------------------------
  For the Three Months Ended Marach 31, 2003, March 31, 2002 and Dec 31, 2002
   (Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)) (1)



                                                               March 31, 2003         March 31, 2002  Dec 31, 2002
                                                         -------------------------   --------------- --------------
                                                           USD (1)         JPY             JPY            JPY
                                                         ------------  -----------   --------------- --------------
Operating Activities:
        Net
         loss                                                (18,095)  (2,136,513)       (1,666,669)    (2,266,039)
        Depreciation and amortization                          7,905      933,374           811,652        942,854
        Equity in net loss of equity method investees         10,620    1,253,875         1,646,603      1,375,338
        Minority interests in net (loss) income of
         consolidated subsidiaries                              (181)     (21,342)            8,849        (41,813)
        Foreign exchange losses                                1,264      149,262             3,990         32,834
        Losses on other investments                            1,565      184,723           104,700              -
        Decrease (increase) in accounts receivable           (25,267)  (2,983,254)       (3,183,806)       493,961
        Increase in accounts payable                          18,636    2,200,392         3,696,329      1,033,939
        Decrease (increase) in inventories                     3,321      392,051          (398,876)      (398,092)
        Deferred income taxes                                    771       91,033          (145,560)       132,230
        Other                                                  3,614      426,737           214,793        (52,956)
                                                         ------------  -----------   --------------- --------------
        Net cash provided by operating activities              4,153      490,338         1,092,005      1,252,256
                                                         ------------  -----------   --------------- --------------

Investing Activities:
        Purchase of property and equipment                    (1,385)    (163,592)         (501,667)      (505,169)
        Proceeds from sale-leaseback                             567       66,940                 -              -
        Investments in and advances to equity method
         investees                                                 -            -           (24,123)             -
        Purchase of other investments                              -            -          (350,000)       (28,377)
        (Payment) refund of guarantee deposits-net           (11,749)  (1,387,210)           (2,007)        22,972
        Other                                                     51        6,057            22,299        (30,506)
                                                         ------------  -----------   --------------- --------------
        Net cash used in investing activities                (12,516)  (1,477,805)         (855,498)      (541,080)
                                                         ------------  -----------   --------------- --------------

Financing Activities:
        Proceeds from long-term borrowings                    16,939    2,000,000                 -              -
        Repayments of long-term borrowings                   (10,164)  (1,200,000)                -       (200,000)
        Principal payments under capital leases               (5,558)    (656,238)         (535,906)      (651,546)
        Net increase (decrease) in short-term borrowings       2,650      312,854           120,018       (322,254)
                                                         ------------  -----------   --------------- --------------
        Net cash provided by (used in) financing
         activities                                            3,867      456,616          (415,888)    (1,173,800)
                                                         ------------  -----------   --------------- --------------

Effect of Exchange Rate Changes on Cash                       (1,282)    (151,410)           59,223        (39,516)

                                                         ------------  -----------   --------------- --------------
Net Decrease in Cash                                          (5,778)    (682,261)         (120,158)      (502,140)
                                                         ------------  -----------   --------------- --------------

Cash, Beginning of Period                                     36,170    4,270,613        11,166,077      4,772,753

                                                         ------------  -----------   --------------- --------------
Cash, End of Period                                           30,392    3,588,352        11,045,919      4,270,613
                                                         ============  ===========   =============== ==============



Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Mar 31, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY118.07 =$1, the approximate rate of exchange on Mar 31, 2003.



                         INTERNET INITIATIVE JAPAN INC.              Appendix 5
                         ------------------------------
           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
           -----------------------------------------------------------
               For the Year Ended Marach 31, 2003, March 31, 2002
   (Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)) (1)



                                                                          March 31, 2003         March 31, 2002
                                                                   ----------------------------- ---------------
                                                                      USD (1)          JPY             JPY
                                                                   -------------- -------------- ---------------
Operating Activities:
        Net loss                                                         (78,968)    (9,323,735)     (7,446,135)
        Depreciation and amortization                                     30,323      3,580,212       3,027,587
        Equity in net loss of equity method investees                     47,644      5,625,299       5,482,082
        Minority interests in net loss of consolidated subsidiaries       (1,298)      (153,251)        (24,467)
        Foreign exchange losses (gains)                                    2,353        277,856        (219,524)
        Losses on other investments                                        2,348        277,162         432,952
        Increase in accounts receivable                                  (11,446)    (1,351,380)     (3,559,335)
        Increase in accounts payable                                      10,548      1,245,431       2,808,704
        Decrease (increase) in inventories                                 1,682        198,597        (671,177)
        Deferred income taxes                                              7,498        885,331       1,081,241
        Other                                                              2,712        320,170         249,285
                                                                   -------------- -------------- ---------------
        Net cash provided by operating activities                         13,396      1,581,692       1,161,213
                                                                   -------------- -------------- ---------------

Investing Activities:
        Purchase of property and equipment                               (11,141)    (1,315,390)     (1,237,434)
        Proceeds from sale-leaseback                                         567         66,940               -
        Investments in and advances to equity method investees              (476)       (56,250)       (362,714)
        Purchase of other investments                                       (437)       (51,671)       (399,600)
        Deposit to restricted cash                                       (42,348)    (5,000,000)              -
        Payment of guarantee deposits-net                                (12,602)    (1,487,911)       (430,455)
        Other                                                               (285)       (33,639)        (26,995)
                                                                   -------------- -------------- ---------------
        Net cash used in investing activities                            (66,722)    (7,877,921)     (2,457,198)
                                                                   -------------- -------------- ---------------

Financing Activities:
        Proceeds from long-term borrowings                                16,939      2,000,000       2,000,000
        Repayments of long-term borrowings                               (11,857)    (1,400,000)              -
        Principal payments under capital leases                          (20,966)    (2,475,433)     (2,037,133)
        Net increase (decrease) in short-term borrowings                   8,498      1,003,367      (1,799,768)
        Proceeds from issuance of common stock of a subsidiary                 -              -         375,000
                                                                   -------------- -------------- ---------------
        Net cash used in financing activities                             (7,386)      (872,066)     (1,461,901)
                                                                   -------------- -------------- ---------------

Effect of Exchange Rate Changes on Cash                                   (2,450)      (289,272)        233,098

                                                                   -------------- -------------- ---------------
Net Decrease in Cash                                                     (63,162)    (7,457,567)     (2,524,788)
                                                                   -------------- -------------- ---------------

Cash, Beginning of Period                                                 93,554     11,045,919      13,570,707

                                                                   -------------- -------------- ---------------
Cash, End of Period                                                       30,392      3,588,352      11,045,919
                                                                   ============== ============== ===============




Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the year ended Mar 31, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY118.07 =$1, the approximate rate of exchange on Mar 31, 2003.

    CONTACT: Internet Initiative Japan Inc.
             IIJ Investor Relations Office:
             Akari Sato, +81-3-5259-6500(Tel)
             ir@iij.ad.jp